Helping control the risks of retirement.


HORIZON
Explore new possibilities
for diversified investing

Hypothetical Historical Performance Illustration

The purpose of this illustration is to show how the performance of the underlying investment options could affect the annuity's contract values and death benefits. This illustration is hypothetical only and may not be used to project or predict investment results.

OWNER NAME	**Joe Client**
OWNER EMAIL	joe.client@gmail.com
REPORT LABEL	50% Risk Control
REPORT DATE	10/14/18

ADVISOR NAME **Susan Advisor**
Financial Services Representative
ABC Wealth Management
999 Test Street, Suite A
Horizon, IA 99999
999.999.9999, Ext. 9999
susan.advisor@abcwm.org

MEMBERS® Horizon Variable Annuities are issued by
MEMBERS LIFE INSURANCE COMPANY

Not a deposit • Not guaranteed by any bank or credit union • May lose value
Not FDIC/NCUA insured • Not insured by any federal government agency

CUNA MUTUAL GROUP

Custom Portfolio

50% RISK CONTROL

VARIABLE 50%

Allocation	Account Name	Asset Class
50%	S&P 500	
	100% Growth (17.50% CAP, -10.00% FLOOR)*	Risk Control
	0% Secure (7.40% CAP, 0.00% FLOOR)*	Risk Control



17.50 %
UPSIDE POTENTIAL
DOWNSIDE PROTECTION
10.00 %

Allocation	Account Name	Asset Class
50%	MSCI EAFE	
	100% Growth (18.00% CAP, -10.00% FLOOR)*	Risk Control
	0% Secure (6.25% CAP, 0.00% FLOOR)*	Risk Control



18.00 %
UPSIDE POTENTIAL
DOWNSIDE PROTECTION
10.00 %

*Current rate caps are as of 10/14/18 for a 10/25/18 risk control account start date. Rate floors do not change, and caps and floors are shown **before fees**.

100% RISK CONTROL TOTAL

Allocation	Subaccount Name	Asset Class
	Vanguard VIF Money Market	Money Mkt
25%	American Funds IS Asset Allocation 1	Allocation
	BlackRock Global Allocation V.I. I	Allocation
	PIMCO VIT All Asset Inst	Allocation
	TOPS® Conservative ETF 1	Allocation
	TOPS® Balanced ETF 1	Allocation
	TOPS® Moderate Growth ETF 1	Allocation
	TOPS® Growth ETF 1	Allocation
	TOPS® Aggressive Growth ETF 1	Allocation
	American Funds IS® Bond 1	Bond
	American Funds IS® High-Income Bond 1	Bond
	Columbia VP Emerging Markets Bond 1	Bond
	Dreyfus VIF Quality Bond Init	Bond
	Goldman Sachs VIT Core Fixed Income Inst	Bond
	MFS VIT Total Return Bond Initial	Bond
	PIMCO VIT Real Return Instl	Bond
	Putnam VT High Yield IA	Bond
	Templeton Global Bond VIP 1	Bond
	Vanguard VIF High Yield Bond	Bond
25%	Vanguard VIF Total Bond Mkt Idx	Bond
	American Funds IS□Growth 1	US Stock
25%	DFA VA US Large Value	US Stock
	DFA VA US Targeted Value	US Stock
	Invesco VI Small Cap Equity I	US Stock
	MFS VIT III Blended Research Sm Cp Init	US Stock
	MFS VIT Value Init	US Stock
	Morgan Stanley UIF Growth 1	US Stock
	T. Rowe Price Blue Chip Growth Port	US Stock
	Vanguard VIF Capital Growth	US Stock
	Vanguard VIF Diversified Val	US Stock
	Vanguard VIF Equity Index	US Stock
	Vanguard VIF Mid-Cap Index	US Stock
	Vanguard VIF Small Co Gr	US Stock
	Vanguard VIF Total Stock Mkt Idx	US Stock
	American Funds IS□International 1	Intl Stock
	DFA VA International Small	Intl Stock
	DFA VA International Value	Intl Stock
	Lazard Retirement Emerging Markets Eq In	Intl Stock
25%	Morgan Stanley UIF Global Infras I	Intl Stock
	Oppenheimer International Gr VA Non-Svc	Intl Stock
	Templeton Foreign VIP I	Intl Stock
	Vanguard VIF International	Intl Stock
	Invesco VI Global Real Estate I	Specialty
	MFS VIT Utilities Series Initial	Specialty
	PIMCO CommodityRealReturn□Strat Instl	Specialty
	Vanguard VIF REIT Index	Specialty

100% VARIABLE TOTAL

PURCHASE PAYMENT: $100,000
CURRENT AGE: 50
HYPOTHETICAL ISSUE DATE: 10/01/18
MARKET SCENARIO: Historical Performance – Last 20 Years*
ASSUMED RISK CONTROL PORTFOLIO: Your Selected Allocations
ASSUMED VARIABLE PORTFOLIO: Your Selected Allocations

*Historical rates are shown for 20 years, or to the inception date of the youngest selected variable subaccount, if earlier. They assume your chosen risk control account and variable subaccount allocations shown on page 2 and current rate caps. Values assume the owner lives to the ages shown. Note maximum age to begin the annuity payout period is 95.

Hypothetical Contract Summary
Historical Performance

			S&P 500 INDEX				MSCI EAFE INDEX				VARIABLE			CONTRACT				
End of Year	Date	Age	Index Return	Invest. Return	Net Return	Risk Control Account Value	Index Return	Invest. Return	Net Return	Risk Control Account Value	Invest. Return	Net Return	Variable Subaccount Value	Invest. Return	Net Return	Contract Value	Surrender Value	Death Benefit
At Issue						$25,000				$25,000			$50,000			$100,000	$91,900	$100,000
1	10/01/99	51	26.13%	17.50%	16.00%	$29,000	29.12%	18.00%	16.50%	$29,125	23.57%	22.07%	$61,035	20.66%	19.16%	$119.160	$111,060	$119,160
2	10/01/00	52	11.99%	11.99%	16.00%	$32,042	1.95%	1.95%	1.45%	$29,257	12.07%	10.57%	$67,486	9.58%	8.08%	$128,785	$121,585	$128,785
3	10/01/01	53	-27.54%	-10.00%	-11.50%	$28,357	-29.74%	-10.00%	-11.50%	$25,892	-16.85%	-18.35%	$55,100	-13.59%	-15.09%	$109,349	$103,049	$109,349
4	10/01/02	54	-21.68%	-10.00%	-11.50%	$25,096	-17.01%	-10.00%	-11.50%	$22,914	-16.46%	-17.96%	$45,201	-13.26%	-14.76%	$93,212	$87,812	$93,212
5	10/01/03	55	22.16%	17.50%	-11.50%	$29,112	23.00%	18.00%	16.50%	$26,695	22.07%	20.57%	$54,501	19.84%	18.34%	$110,308	$110,308	$110,308
Start of New Risk Control Account Period						$27,577				$27,577			$55,154			$110,308	$110,308	$110,308
6	10/01/04	56	11.91%	11.91%	16.00%	$30,448	19.45%	18.00%	16.50%	$32,127	15.60%	14.10%	$62,933	15.28%	13.78%	$125,508	$125,508	$125,508
7	10/01/05	57	10.25%	10.25%	8.49%	$33,112	22.82%	18.00%	16.50%	$37,428	19.67%	18.57%	$74,368	16.96%	15.46%	$144,909	$144,909	$144,909
8	10/01/06	58	8.71%	8.71%	1.50%	$35,499	16.46%	16.46%	14.96%	$43,026	12.35%	10.85%	$82,435	12.58%	11.08%	$160,861	$160,861	$160,861
9	10/01/07	59	14.29%	14.29%	12.12%	$40,040	22.02%	18.00%	16.50%	$50,126	21.73%	20.23%	$99,112	19.09%	17.59%	$189,278	$189,278	$189,278
10	10/01/08	60	-23.60%	-10.00%	2.03%	$35,435	-32.48%	-10.00%	-11.50%	$44,361	-24.03%	-25.53%	$73,813	-17.34%	-18.84%	$153,609	$153,609	$153,609
Start of New Risk Control Account Period						$38,402				$38,402			$76,805			$153,609	$153,609	$153,609
11	10/01/09	61	-9.37%	-9.37%	-11.50%	$34,228	-0.02%	-0.02%	-1.52%	$37,819	0.63%	-0.87%	$76,137	-2.03%	-3.53%	$148,184	$148,184	$148,184
12	10/01/10	62	7.96%	7.96%	16.00%	$36,439	0.53%	0.53%	-0.97%	$37,450	13.02%	11.52%	$84,911	8.66%	7.16%	$158,800	$158,800	$158,800
13	10/01/11	63	-0.86%	-0.86%	11.28%	$35,580	-12.02%	-10.00%	-11.50%	$33,144	-2.50%	-4.00%	$81,514	-3.89%	-5.39%	$150,237	$150,237	$150,237
14	10/01/12	64	27.33%	17.50%	-1.50%	$41,272	10.01%	10.01%	8.51%	$35,963	23.64%	22.14%	$99,561	19.18%	17.68%	$176,797	$176,797	$176,797
15	10/01/13	65	16.72%	16.72%	11.91%	$47,554	20.35%	18.00%	16.50%	$41,897	25.66%	24.16%	$123,618	22.02%	20.52%	$213,069	$213,069	$213,069
Start of New Risk Control Account Period						$53,267				$53,267			$106,535			$213,069	$213,069	$213,069
16	10/01/14	66	17.29%	17.29%	16.00%	$61,678	1.53%	1.53%	0.03%	$53,284	13.36%	11.85%	$119,174	11.39%	9.89%	$234,136	$234,136	$234,136
17	10/01/15	67	-2.65%	-2.65%	9.89%	$59,119	-10.92%	-10.00%	-11.50%	$47,157	-3.41%	-4.91%	$113,317	-4.71%	-6.21%	$219,593	$219,593	$219,593
18	10/01/16	68	12.93%	12.93%	-2.23%	$65,876	3.48%	3.48%	-1.98%	$48,092	15.49%	13.99%	$129,167	12.22%	10.72%	$243,135	$243,135	$243,135
19	10/01/17	69	16.19%	16.19%	8.04%	$75,554	15.99%	15.99%	14.49%	$55,061	21.49%	19.99%	$154,990	18.97%	17.47%	$285,605	$285,605	$285,605
20	10/01/18	70	15.66%	15.66%	16.00%	$86,255	-0.01%	-0.01%	-1.51%	$54,229	15.92%	14.42%	$177,332	12.78%	11.28%	$317,817	$317,817	$317,817
Average Annualized Returns														7.45%	5.95%			

IMPORTANT DISCLOSURES

The chart below shows the performance of the variable subaccounts you have selected for your contract. The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance quoted. Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. To obtain performance data current to the most recent month-end, please contact your advisor, log onto membersproducts.com or call 888.888.3940. Variable subaccount names may vary from their corresponding underlying fund names. Please see the contract prospectus for underlying fund names.

Performance Summary
Historical Returns

			Non-Standardized Returns through 09/30/18 Annualized				Adjusted Non-Standardized Returns through 09/30/18 Annualized					Standardized Returns through 09/30/18 Annualized				
Alloc.	Fund	Fund Inception Date	1-Yr	5-Yr	10-Yr	Since Inception	1-Yr	5-Yr	10-Yr	Since Inception	Subaccount Inception Date	1-Yr	5-Yr	10-Yr	Since Inception	Net Exp. Ratio
25%	American Funds IS® Asset Allocation 1	08/01/89	6.03%	7.30%	7.82%	7.01%	-2.97%	6.38%	7.82%	7.031	07/11/16	-2.97%	---	---	6.07%	0.29%
25%	DFA VA US Large Value	01/12/95	9.53%	9.96%	9.58%	8.10%	0.53%	9.13%	9.58%	8.10%	07/11/16	0.53%	---	---	10.78%	0.27%
25%	Morgan Stanley VIF Growth I	01/02/97	36.14%	17.75%	16.04%	8.82%	27.14%	17.12%	16.04%	8.82%	07/11/16	27.14%	---	---	26.80%	0.80%
25%	Vanguard VIF International	06/03/94	5.08%	6.75%	6.86%	5.98%	-3.92%	5.81%	6.86%	5.98%	07/11/16	-3.92%	---	---	15.21%	0.39%

IMPORTANT DISCLOSURES

The HORIZON system presents information which assumes purchase of MEMBERS® Horizon, a variable annuity contract from MEMBERS Life Insurance Company (MEMBERS Life), and provides hypothetical values. The purpose of the system is to show how the performance of the underlying investment options could affect annuity values. This hypothetical illustration provides selected results from the system and is not complete unless all pages are included. Horizon was first available for purchase on May 1, 2016. **Performance quoted represents past performance and does not guarantee future results.** Current performance may be lower or higher than the performance quoted. To obtain performance data current to the most recent month-end, please contact your advisor, visit membersproducts.com or call 888.888.3940. You should consider all possible scenarios of both strong and poor performance when evaluating hypothetical examples.

This material is informational only and is not investment advice. If you need advice regarding your financial goals and investment needs, contact a financial advisor.

Annuities are long-term insurance products designed for retirement purposes. Many variable annuities offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) death benefit options. A current prospectus for Horizon should either precede or accompany use of this system. Before investing, consider the annuity's investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully.

Hypothetical examples do not represent any specific annuity contract and may not be used to project or predict investment results. You may not invest directly in an index. This illustration shows scenarios of historical performance for the selected investment options and assumes a single purchase payment and a risk control account start date on the hypothetical issue date. At issue, variable subaccount allocations are immediately applied and risk control account allocations earn interest in a holding account until the next available risk control account start date, typically the 10th or 25th of a month.

Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. **All guarantees are backed by the claims-paying ability of MEMBERS Life and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions.** Past performance is no guarantee of future results. All hypothetical examples are for illustrative purposes only and do not guarantee or predict actual performance.

Withdrawals may be subject to surrender charges, and may also be subject to a market value adjustment (MVA). The MVA can have a positive or negative impact on contract values, depending on how interest rates have changed since the contract was issued. The range of fees and charges for a Horizon contract includes a contract fee of 1.50% to 1.75%, surrender charges of 0% to 9% and fund expenses that vary by variable investment option.

Rate caps vary by index and by risk control account and can be adjusted annually on risk control account anniversary, subject to a minimum rate cap of 1% and a bailout provision. A bailout rate is set for each risk control account. If the rate cap for a given year is declared below that rate, you may withdraw value from that risk control account without surrender charge or market value adjustment. You'll have 30 days following risk control account anniversary to make this withdrawal. Withdrawals of taxable amounts are subject to ordinary income tax, and if taken before age 59½ may be subject to a 10% federal tax penalty. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. MEMBERS Life does not provide tax or legal advice. Contact a licensed professional.

There is no guarantee that the S&P 500 Index or MSCI EAFE Index will be available during the entire time you own your contract. We reserve the right to add, delete or substitute an index. If we substitute an index, the performance of the new index may differ from the original index. This, in turn, may affect the performance of your risk control accounts. We will not substitute an index until approved by the insurance department in your state. We reserve the right to add or substitute a risk control account. We will notify you of any change in a risk control account or index in advance. Notification will be in your annual report unless timing of any such change would cause us to send notification prior to your risk control account anniversary.

The S&P 500 Index is a product of S&P Dow Jones Indices LLC ("SPDJI"), and has been licensed for use by CMFG Life Insurance Company (CMFG Life). MEMBERS Life is a wholly-owned indirect subsidiary of CMFG Life. Standard & Poor's®, S&P® and S&P 500® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life. This annuity is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index. The S&P 500 Index does not include dividends paid by the underlying companies.

This annuity is not sponsored, endorsed, issued, sold or promoted by MSCI, and MSCI bears no liability with respect to this product or any index on which it is based. The prospectus contains a more detailed description of the limited relationship MSCI has with CMFG Life and any related products.

Hypothetical Contract Summary values assume the single **Purchase Payment** shown applied on the **Hypothetical Issue Date. Index Returns** are based on historical rates of return over the time period shown for each index. **Investment Returns** are based on historical rates of return over the time period shown and the allocations to each investment option. For risk control accounts, they assume current rate caps and floors. For variable subaccounts, they reflect the deduction of weighted average of fund expenses based on the variable subaccount allocations. **Net Returns** are the Investment Returns less the contract fee of 1.50% for Series B or 1.75% for Series C, but do not include any surrender charges, market value adjustment or applicable taxes. **Average Annualized Returns** are calculated based on the total number of years shown.

Contract Values and **Death Benefits** reflect the deduction of weighted average fund expenses based on the variable subaccount allocations, and the contract fee of 1.50% for Series B or 1.75% for Series C, For Series B. **Surrender Values** are the Contract Values less the surrender charges that apply during the five years following the date of each purchase payment of 9%, 9%, 8%, 7%, 6% and 0% thereafter. For Series C, there are no surrender charges. A market value adjustment (MVA) may also apply to values withdrawn from the risk control accounts.

Values assume automatic rebalancing between variable subaccounts on contract anniversary and between risk control accounts on risk control account anniversary. Values also assume rebalancing between indices and between the variable and risk control sides of the contract at the end of the risk control account period.

Performance Summary values show returns for variable subaccount allocations and assume a single purchase payment at **Inception Date** and are net of all fund expenses, including management fees, 12b-1 fees (if any), service fees and all other expenses. In addition to fund expenses, **Non-Standardized Fund Returns** include a pro-rata deduction of the annual contract fee of 1.50% for Series B or 1.75% for Series C, but do not include any surrender charges or market value adjustment. IF THEY DID, PERFORMANCE WOULD VARY. Non-Standardized performance is shown to the most recent quarter-end and is available monthly, but must be accompanied by Standardized performance to the most recent quarter-end. The returns are calculated from the inception of the fund, which may predate the inception date used for Standardized returns.

In addition to fund expenses, **Adjusted Non-Standardized Fund Returns** include a pro-rata deduction of the annual contract fee of 1.50% for Series B or 1.75% for Series C and any surrender charge that would apply if the contract was terminated at the end of each period indicated. The surrender charge is a percentage of the amount withdrawn (in excess of any free withdrawal amount) and declines as follows: 9%-9%-8%-7%-6%-0% for Series B. For Series C, there are no surrender charges. Adjusted Non-Standardized performance is shown to the most recent quarter-end and is available monthly, but must be accompanied by Standardized performance to the most recent quarter-end. The returns are calculated from the inception of the fund, which may predate the inception date used for Standardized returns. To obtain performance data current to the most recent month-end, please contact your advisor, log onto membersproducts.com, or call 888.888.3940.

In addition to fund expenses, **Standardized Subaccount Returns** include a pro-rata deduction of the annual contract fee of 1.50% for Series B or 1.75% for Series C and any surrender charge that would apply if the contract was terminated at the end of each period indicated. For Series B, the surrender charge is a percentage of the amount withdrawn (in excess of any free withdrawal amount) and declines as follows: 9%-9%-8%-7%-6%-0%. For Series C, there are no surrender charges. A market value adjustment (MVA) may also apply to values withdrawn from the risk control accounts. Per SEC Rules, Standardized performance must be shown to the most recent quarter-end. The returns are calculated from the inception of the subaccount in the variable annuity separate account (i.e., the date the subaccount was first available as an investment option in the variable annuity contract).

Returns do not include any taxes that may apply at distribution. IF THEY HAD, PERFORMANCE WOULD BE LOWER. The performance figures shown may reflect waiver of advisory fees and reimbursement of other expenses. IN THE ABSENCE OF SUCH WAIVERS, THE PERFORMANCE WOULD BE LOWER. Fees and charges reflected in the performance shown do not represent any specific annuity contract and, therefore, may not reflect the returns any annuity may earn.

Generally, each investment option has broad risks that apply to all funds, such as market risk, as well as specific risks of investing in particular types of funds. Investing in certain types of funds, such as foreign (non-U.S.) securities or small or mid-cap funds, subjects your annuity to greater risk and volatility than the general market. The risks of a fund may be increased by the use of derivatives, such as futures, options and swaps. Please see the contract prospectus and the underlying fund prospectus for the specific risks associated with each subaccount. You could lose money by investing in a money market fund. Because the share price of the fund will fluctuate, when you sell your shares they may be worth more or less than what you originally paid for them. A money market fund may impose a fee upon sale of your shares or may temporarily suspend your ability to sell shares if the fund's liquidity falls below required minimums because of market conditions or other factors. An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The fund's sponsor has no legal obligation to provide financial support to the fund, and you should not expect that the sponsor will provide financial support to the fund at any time.

CUNA Mutual Group is the marketing name for CUNA Mutual Holding Company, a mutual insurance holding company, its subsidiaries and affiliates. Annuities are issued by CMFG Life and MEMBERS Life and distributed by their affiliate, CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer and investment advisor, 2000 Heritage Way, Waverly, IA, 50677. CMFG Life and MEMBERS Life are stock insurance companies. MEMBERS® is a registered trademark of CMFG Life. **Investment and insurance products are not federally insured, may involve investment risk, may lose value and are not obligations of or guaranteed by any depository or lending institution.** All contracts and forms may vary by state, and may not be available in all states or through all broker/dealers. Base policy forms 2015-VA-B and 2015-VA-C.